07026949

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 SEP 25 A 9:45

LETTER FOR MAINTENANCE OF EXEMPTION

21 September 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 11

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a Substantial Shareholder.	03.09.2007, 06.09.2007 & 14.09.2007
2	Members' Voluntary Liquidation of Tennamaram Biomass Sdn. Bhd.	06.09.2007
3	Proposed disposal of the entire business and undertaking including all the assets and liabilities of the Company to Synergy Drive Sdn Bhd -Exemption from having to undertake General Offer. -Approval in principle from Bursa for Listing's of Synergy Drive.	 10.09.2007 12.09.2007
4	Change of Registrar's Address	17.09.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
SEP 28 2007
THOMSON FINANCIAL

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Dew 9/26

LMP/lo/navb/pasc/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 03/09/2007 06:11:34 PM
Reference No SD-070903-BF4E1

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM 0.50 each
* Name & address of registered holder	:	

Mayban Investment Management Sdn Bhd
(Acquisition of 600,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/08/2007	* 500,000	
Acquired	24/08/2007	100,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Employees Provident Fund Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	407,895,515
Direct (%)	:	16.16
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after	:	407,895,515

change

* Date of notice : 31/08/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 30th August 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 05/09/2007 05:05:50 PM
Reference No SD-070904-71F9D

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each
* Name & address of registered holder :
Mayban Investment Management Sdn Bhd
(Acquisition of 78,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/08/2007	* 37,500	
Acquired	28/08/2007	12,500	
Acquired	29/08/2007	28,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Employees Provident Fund Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 407,973,515
Direct (%) : 16.16
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after : 407,973,515

change

- Date of notice : [illegible]

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 4th and 5th September 2007.

Form Version 2.0

Changes In Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/09/2007 06:05:10 PM
Reference No SD-070914-8058C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM 0.50 each
* Name & address of registered holder	:	

AmInvestment Management Sdn Bhd
(Disposal of 360,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 07/09/2007	* 360,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Employees Provident Fund Portfolio Manager.
* Nature of interest	:	Direct
Direct (units)	:	407,979,015
Direct (%)	:	16.16
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after	:	407,979,015

change

- Date of notice : [illegible]

Remarks :
This notice of interest is in [illegible] received from the Employees Provident Fund Board on [illegible] September 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 06/09/2007 05:21:48 PM
Reference No SD-070905-F59B2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

Members' Voluntary Liquidation of Tennamaram Biomass Sdn . Bhd.
(Announcement pursuant to Chapter 9.19 (19) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its subsidiary, Tennamaram Biomass Sdn. Bhd. ("TBSB"), a joint venture company between Consolidated Plantations Berhad (a wholly-owned subsidiary of Sime Darby) and Sembcorp Environmental Management Pte Ltd, held an Extraordinary General Meeting ("EGM") on 6 September 2007 at which the shareholders resolved that TBSB be wound-up voluntarily.

The shareholders had also at the EGM approved the appointment of Ms Ho Ee Lay and Encik Mohd Hairul Abdul Hamid as liquidators of TBSB. TBSB was in the business of supplying, delivering and selling electrical energy derived from oil palm empty fruit bunches until the cessation of its business operations during the financial year ended 30 June 2006.

The voluntary liquidation of TBSB is not expected to have any material effect on the earnings and net assets of the Sime Darby Group for the financial year ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 6 September 2007.

Tables Section - This section is to be used to create and insert tables . Please make the appropriate reference to the table (s) in the Contents of the Announcement :

General Announcement
Reference No MM-070910-63123

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**10/09/2007**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY")**

(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE");

(II) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY; AND

(III) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE

Contents :

On behalf of the Board of Directors of Sime Darby, CIMB Investment Bank Berhad wishes to announce that the Securities Commission (**"SC"**) had via its letter dated 7 September 2007, granted an exemption to Synergy Drive pursuant to Section 33C of the Securities Commission Act 1993 from the obligation of having to undertake a mandatory take-over offer for the remaining voting shares of Sime Engineering Services Berhad, Sime UEP Properties Berhad, Guthrie Ropel Berhad, Highlands & Lowlands Berhad, Mentakab Rubber Company (Malaya) Berhad (collectively referred to as the "**Tier 2 Participating Companies**"), upon the respective Sale of Business Agreements (entered into between Synergy Drive and the respective Tier 1 Participating Companies, being Sime Darby, Kumpulan Guthrie Berhad and Golden Hope Plantations Berhad) becoming unconditional. This exemption was sought in view of the fact that if the proposed capital repayments of the respective Tier 2 Participating Companies are completed, the shares of the Tier 2 Participating Companies will be cancelled and that the shareholders have the option of receiving shares in Synergy Drive or cash for their shares in the Tier 2 Participating Companies, similar to that in a take-over situation.

The said exemption is subject to the respective proposed capital repayments of the Tier 2 Participating Companies being completed within 6 months from the date of the SC's approval letter for the exemption (i.e. 7 September 2007), failing which, the said exemption will be invalidated.

This announcement is dated 10 September 2007.

General Announcement
Reference No MM-070912-67291

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**12/09/2007**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY")**

(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE");

(II) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY; AND

(III) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE

(COLLECTIVELY, THE "PROPOSALS")

Contents :

On behalf of the Board of Directors of Sime Darby, CIMB Investment Bank Berhad wishes to announce that Bursa Malaysia Securities Berhad ("**Bursa Securities**") had via its letter dated 11 September 2007 approved-in-principle the admission to the Official List and the listing and quotation of the entire enlarged issued and paid-up share capital of Synergy Drive of up to RM3,049,339,625 comprising 6,098,679,250 ordinary shares of RM0.50 each on the Main Board of Bursa Securities, in place of Sime Darby, upon completion of the proposed merger of Golden Hope Plantations Berhad ("**GHope**"), Kumpulan Guthrie Berhad ("**KGB**") and Sime Darby groups of companies.

All Participating Companies, being Sime Darby, Sime Engineering Services Berhad, Sime UEP Properties Berhad, KGB, Guthrie Ropel Berhad, Highlands & Lowlands Berhad, GHope and Mentakab Rubber Company (Malaya) Berhad will be delisted upon completion of their respective proposed disposals, proposed capital repayments and proposed share issues.

The Proposals are currently pending, amongst others, the decision of the High Court of Malaya.

This announcement is dated 12 September 2007.

Form Version 2.0

Change of Address

Submitted by S DARBY on 17/09/2007 05:17:19 PM
Reference No SD-070828-38619

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Change description : Registrar

Name of Registrar (if applicable) : Epsilon Registration Services Sdn Bhd

* Old address : 312, 3rd Floor, Block C
Kelana Square,
17, Jalan SS7/26
47301 Petaling Jaya
Selangor Darul Ehsan
* New address : G-01, Ground Floor, Plaza Permata
Jalan Kampar
Off Jalan Tun Razak
50400 Kuala Lumpur
* Telephone no : 603-4047 3999
* Facsimile no : 603-4042 6352

E-mail address : ers@tricor.com.my

* Effective date : 17/09/2007

Remark :

END